CUSIP No. 253827109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digirad Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

253827109

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

304 Park Avenue South, 11th Floor

New York, NY 10010

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      May 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253827109

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,078,752
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,078,752
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  1 Based on 19,243,079 shares of common stock outstanding at April 24, 2013, as reported by the Company on its Form 10-Q for the quarter ended March 31, 2013, filed with the United States Securities and Exchange Commission on May 6, 2013.

CUSIP No. 253827109

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 618,566
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 618,566
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.21%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 253827109

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 460,186
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 460,186
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.39%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 253827109

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 460,186
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 460,186
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.39%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,078,752
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,078,752
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on March 18, 2013, relating to the common stock, par value $.0001 per share (the “Common Stock”), of Digirad Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 13950 Stowe Drive, Poway, California 92064.  Except as specifically amended and supplemented by this Amendment No. 1, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash funds for the purchased securities was the working capital of the Funds, and the amount of funds totaled $2,106,619.

Item 4.  Purpose of Transaction.

On May 9, 2013, the Reporting Persons sent a letter, attached as Exhibit A, to the Chairman of the Issuer.

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes.  The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 19,243,079 shares of common stock outstanding at April 24, 2013, as reported by the Company on its Form 10-Q for the quarter ended March 31, 2013, filed with the United States Securities and Exchange Commission on May 6, 2013.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 1,078,752 shares of Common Stock, representing 5.61% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 618,566 shares of Common Stock held by the Red Oak Fund, and (ii) the 460,186 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 1,078,752 shares of Common Stock, representing 5.61% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 1,078,752 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 618,566 shares of Common Stock, representing 3.21% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 460,186 shares of Common Stock, representing 2.39% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 618,566 shares of Common Stock held by the Red Oak Fund, and (ii) the 460,186 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Date
Fund Name
Buy/Sell
Quantity

Price

April 8, 2013
The Red Oak Fund, LP
Buy
37,133

2.442

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Letter to the Chairman of the Issuer

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE FUND, LLLP

By:

PINNACLE PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1